UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

McQueen Labs Series, LLC

(Exact name of issuer as specified in its charter)

Delaware	99-3270325
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2045 NW 1st Avenue, Miami, Florida 33127
(Full mailing address of principal executive offices)

(786) 440-8532

(Issuer’s telephone number, including area code)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our Annual Report on Form 1-K filed on April 24, 2025 and our offering circular supplement filed on August 14, 2025 pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/2025795/000164117225005969/partii.htm and https://www.sec.gov/Archives/edgar/data/2025795/000164117225023879/form253g2.htm). Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Semiannual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events or otherwise.

You should read thoroughly this Semiannual Report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this Semiannual Report. Other sections of this Semiannual Report include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this Semiannual Report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements that are included elsewhere in this Semiannual Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under Cautionary Statement Regarding Forward-Looking Statements in this Semiannual Report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Formation

McQueen Labs Series, LLC (“we,” “us,” “our” or the “Company”) were formed as a Delaware Series Limited Liability Company on April 11, 2024. The Company has been formed to facilitate investment in Automobiles, Art Pieces and Collectibles that will be either owned by an individual series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The Company’s core business is the identification, acquisition, marketing and management of Automobiles, Art Pieces and Collectibles for the benefit of the investors, which will be held in either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks.

The Company is managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). Each series will be managed by a board of managers for such series (the “Board of Managers”). The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator. The initial Administrator of each series will be McQueen Labs Inc., but may be changed in accordance with the terms of the Company’s Operating Agreement.

We will seek to acquire Underlying Assets for each series of the Company in privately negotiated transactions from a private seller, at an auction, or through other dealers. In a series offering with an applicable Minimum Offering Amount, no closing will occur prior to the Minimum Offering Amount of such applicable series offering being raised and the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the closing of the applicable series offering. In a series offering without a Minimum Offering Amount, the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the final closing of the applicable series offering.

For each series we will sell one (1) Class X Unit to our Manager in exchange for $1.00.

We do not expect to generate any material amount of revenues or cash flow from the Underlying Assets held by any series, or a subsidiary of that series, unless and until the Underlying Assets of such series is sold and no profits will be realized by investors unless they are able to sell their Class A Units of the series or the Underlying Assets of the series are sold. We will be reliant on the Administrator for administrative and asset management services and the payment of all ordinary and routine operating costs, including those relating to each series, our Company as a whole and the Underlying Asset of each series and the costs of each of the series offerings except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset.

Regulation A Offering

We are offering Class A Units representing Class A limited liability company interests of each of the series of the Company. The Minimum Offering Amount, in a series with an applicable Minimum Offering Amount must be sold as applicable as a condition of a closing of the offering of the applicable series offering.

Our Administrator will pay all expenses of the series offerings, including fees and expenses associated with qualification of the series offerings under Regulation A. Therefore, the gross proceeds from each of the series offerings will equal the net proceeds from each of the series offerings. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset; or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; a (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the Underlying applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

In a series offering without a Minimum Offering Amount, there will be no escrow account and after an investor executes a subscription agreement for any series without an applicable Minimum Offering Amount, those funds will be revocable only until the date the Company decides to hold a closing, such date to be determined in the Company’s sole discretion, however, if there is no such closing on the applicable funds, you will be refunded your investment by the Company without interest or deduction. Underlying Assets will be held for an indefinite period and may be sold at any time following the final closing of the offering of such series.

Recent Developments

On March 3, 2025, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC - Series 005 - Diablo 6.0 VT GT to our Manager in exchange for $1.00.

On April 10, 2025, Series 005 acquired a Diablo 6.0 VT GT – Montana LLC, which owned a Collectible Asset, a Lamborghini Diablo 6.0 VT, in exchange for a Promissory Note in the amount of $1,015,000 from the Administrator. The Promissory Note is interest free.

On July 25, 2025, the Company closed the series offering for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach pursuant to File No. 024-12450 (the “Offering”). The Offering was originally qualified by the Securities and Exchange Commission on October 23, 2024. The Offering commenced on October 23, 2024, with a maximum offering amount of $343,860 with 17,193 Class A Units qualified to be sold in the Offering at price of $20.00 per Class A Unit. The Company sold 17,193 Class A Units in the Offering resulting in gross offering proceeds of $343,860. The Offering costs included $859.62 for the Rialto Fee. The Administrator paid all expenses of the Offering, including fees and expenses associated with qualification of the Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Offering. The net proceeds from the Offering were $343,000.80. McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach subsequently entered into an agreement for sale of the 1986 Lamborghini Countach for gross proceeds of $735,000 and is pending receipt of payment. Subsequent to June 30, 2025, the Company also launched the McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT Regulation A Offering on its platform.

Liquidity and Capital Resources of the Administrator

There are various services required to administer our business and maintain the Underlying Assets of a series. Pursuant to the terms of the operating agreement, the Administrator will manage all entity-level and asset management services relating to our business and the maintenance of the Underlying Asset of each series. The Administrator will pay all ordinary and necessary costs and expenses associated with the administration of our business and maintenance of the Underlying Assets of each series. Because we do not expect to maintain cash reserves or generate any cash flow, we will be reliant on the Administrator to fund our operations except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset. In exchange for these services and incurring these costs and expenses, the Administrator will receive, for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”). Accordingly, the Administrative Fee will dilute your economic interest in the Underlying Asset at a rate of approximately 1.5% per annum. Additionally, the Administrator will receive an initial cash fee in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”). If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

The Administrator has covenanted to provide us with selected unaudited balance sheet information on a semi-annual basis and we expect to continue to include such information in ongoing reports we file with the SEC. The table below summarizes selected unaudited balance sheet information of the Administrator as of March 31, 2025 and 2024, respectively:

	March 31, 2024	March 31, 2025
Assets
Current assets	$246,852	1,770,847
Property and equipment, net	-	201,507
Prepaid expenses	-	84,450
Other assets	85,000	2,869,823
Total assets	$331,852	4,926,627

Liabilities
Current liabilities	$490,893	2,228,567
Long-term liabilities	-	2,436,106
Total liabilities	$490,893	4,664,673

Member’s and Mezzanine Equity
Total member’s and mezzanine equity	$(159,041)	261,954

The Administrator was formed on June 21, 2023 and has a fiscal year end of March 31.

The Administrator’s core business at this time is focused on the services to be provided to the Company and the Company’s growth and development.

The Administrator believes it can continue to seek out additional capital via private financings; however, it seeks to also raise a significant amount of capital to fund go-forward operations with the offering. As it sells assets on the McQueen Platform, it expects to generate revenue, which it intends to also help with its liquidity requirements. If the Administrator has acquired an Underlying Asset outright to list on the McQueen Platform, once the investment process is completed and the Underlying Asset is sold, the net profits, if any, will be returned to the treasury. The Administrator also expects to make commissions of successful investments on the McQueen Platform.

Since March 31, 2025, the Administrator has closed the financings pursuant to Regulation D, for total gross proceeds of $4,500,000, which included receipt of common shares of Sol Global Investments Corp., a publicly traded company as well as Dogecoin.

Results of Operations

For the period from April 11, 2024 (inception), to the period ended June 30, 2024, our total revenues from operations were $0. Operating costs for the same period were $0.

During the period, the Company initiated the process of launching Series 001 and 002 on the McQueen Platform. As of June 30, 2025, none of the offerings had been closed consequently, the Company remains pre-revenue and expects to close series offerings and commence revenue generating activities in future periods.

On April 10, 2025, Series 005 acquired a Diablo 6.0 VT GT – Montana LLC, which owned a Collectible Asset, a Lamborghini Diablo 6.0 VT, in exchange for a Promissory Note in the amount of $1,015,000 from the Administrator. The Promissory Note is interest free.

Subsequent to period end, Series 001 completed a financing raising gross proceeds of $343,860 through the issuance of 343,860 Class A shares. The Company used the cash proceeds and issued an additional $306,000 Class A shares to acquire the 1986 Lamborghini Countach and to pay for certain costs. Series 001 subsequently entered into an agreement for sale of the 1986 Lamborghini Countach for gross proceeds of $735,000 and is pending receipt of payment. Subsequent to June 30, 2025, the Company also launched Series 005 on its platform.

Liquidity and capital resources

At June 30, 2025, we had cash on hand of $0 (December 31, 2024 - $0). We do not have any external sources of capital and are dependent upon the Administrator to pay the costs of the Offering as well as certain ongoing administrative costs. The Company and each series will be responsible to pay costs relating to the acquisition of the Underlying Assets including the Acquisition Costs and Acquisition Fee.

Potential future sources of capital include secured or unsecured financings from banks or other lenders and establishing additional lines of credit and advances from our Administrator. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

On May 15, 2024, we sold and issued one (1) Class X Unit of each of the following series: Series McQueen Labs Series LLC - Series 001 - 1986, Lamborghini Countach, McQueen Labs Series LLC - Series 002 - 1984 Ferrari 512 and McQueen Labs Series LLC - Series 003 - 2012 Lexus LFA to our Manager in exchange for $1.00 each. On September 16, 2024, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam to our Manager in exchange for $1.00. On February 28, 2025, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC - Series 005 - Diablo 6.0 VT GT to our Manager in exchange for $1.00.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenue and has no operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of June 30, 2025.

Income Taxes

As of June 30, 2025, we had no federal and state income tax expense.

Off-Balance Sheet and Other Arrangements

As of June 30, 2025, we did not have any material off-balance sheet arrangements.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 2 to our audited financial statements appearing elsewhere in this Semiannual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Item 2. OTHER INFORMATION

None.

Item 3. FINANCIAL STATEMENTS

McQueen Labs Series, LLC

Consolidated Financial Statements

For the Period Ended June 30, 2025

McQueen Labs Series, LLC

F-1

McQueen Labs Series, LLC

Consolidated Balance Sheets

As at June 30, 2025 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Assets
Current assets
Due from related party	$1	$1	$1	$1	$1	$5
Total current assets	1	1	1	1	1	5

Non-current assets
Collectible assets	-	-	-	-	1,015,000	1,015,000
Total non-current assets	-	-	-	-	1,015,000	1,015,000

Total assets	$1	$1	$1	$1	$1,015,001	$1,015,005

Liabilities and equity
Current liabilities
Promissory note payable	-	-	-	-	1,015,000	1,015,000
Total current liabilities	-	-	-	-	1,015,000	1,015,000

Non-current liabilities
Total non-current liabilities	-	-	-	-	-	-
Total liabilities	-	-	-	-	1,015,000	1,015,000

Members’ Equity
Members’ capital	1	1	1	1	1	5
Retained earnings	-	-	-	-	-	-
Total equity	1	1	1	1	1	5

Total liabilities and equity	$1	$1	$1	$1	$1,015,005	$1,015,005

The accompanying notes are an integral part of these consolidated financial statements.

F-2

McQueen Labs Series, LLC

Consolidated Balance Sheets

As at December 31, 2024 (audited)

	Series 001	Series 002	Series 003	Series 004	Total

Assets
Current assets
Due from related party	$1	$1	$1	$1	$4
Total current assets	1	1	1	1	4

Non-current assets
Total non-current assets	-	-	-	-	-

Total assets	$1	$1	$1	$1	$4

Liabilities and equity
Current liabilities
Total current liabilities	-	-	-	-	-

Non-current liabilities
Total non-current liabilities	-	-	-	-	-
Total liabilities	-	-	-	-	-

Members’ Equity
Members’ capital	1	1	1	1	4
Retained earnings	-	-	-	-	-
Total equity	1	1	1	1	4

Total liabilities and equity	$1	$1	$1	$1	$4

The accompanying notes are an integral part of these consolidated financial statements.

F-3

McQueen Labs Series, LLC

Consolidated Statement of Operations

Six Months Ended June 30, 2025 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Revenue	$-	$-	$-	$-	$-	$-
Gross Profit	-	-	-	-	-	-

Expenses
Management and general	-	-	-	-	-	-
Total expenses	-	-	-	-	-	-

Net profit for the period	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-4

McQueen Labs Series, LLC

Consolidated Statement of Operations

Six Months Ended June 30, 2024 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Total

Revenue	$-	$-	$-	$-	$-
Gross Profit	-	-	-	-	-

Expenses
Management and general	-	-	-	-	-
Total expenses	-	-	-	-	-

Net profit for the period	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

McQueen Labs Series, LLC

Consolidated Statement of Members’ Equity

Six Months Ended June 30, 2025 and 2024 (unaudited)

	Series 001	Series 002	Series 003	Total

Balance January 1, 2024	$-	$-	$-	$-
Capital contribution	1	1	1	3
Net profit for the period	-	-	-	-
Balance June 30, 2024	$1	$1	$1	$3

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Balance January 1, 2025	$1	$1	$1	$1	$-	$4
Capital contribution	-	-	-	-	1	1
Net profit for the period	-	-	-	-	-	-
Balance June 30, 2025	$1	$1	$1	$1	$1	$5

The accompanying notes are an integral part of these consolidated financial statements.

F-6

McQueen Labs Series, LLC

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2025 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total
Operating activities:
Net profit for the period	$-	$-	$-	$-	$-	$-
Net cash provided by operating activities	-	-	-	-	-	-

Net increase in cash and cash equivalents	-	-	-	-	-	-
Cash and cash equivalents, beginning of the period	-	-	-	-	-	-
Cash and cash equivalents, end of the period	-	-	-	-	-	-

Supplemental noncash disclosures
Due from related party for the issuance of Class X shares (i)	$-	$-	$-	$-	$1	$1
Collectible assets received in exchange for promissory note	$-	$-	$-	$-	$1,015,000	$1,015,000

(i) Refer Note 3 and 5 for non-cash transaction

The accompanying notes are an integral part of these consolidated financial statements.

F-7

McQueen Labs Series, LLC

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2024 (unaudited)

	Series 001	Series 002	Series 003	Total
Operating activities:
Net profit for the period	$-	$-	$-	$-
Net cash provided by operating activities	-	-	-	-

Net increase in cash and cash equivalents	-	-	-	-
Cash and cash equivalents, beginning of the period	-	-	-	-
Cash and cash equivalents, end of the period	-	-	-	-

Supplemental noncash disclosures
Due from related party for the issuance of Class X shares (i)	$1	$1	$1	$3

(i) Refer Note 3 and 5 for non-cash transaction

The accompanying notes are an integral part of these consolidated financial statements.

F-8

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the Period Ended June 30, 2025 (unaudited)

Note – 1 Nature of operations

McQueen Labs Series, LLC (the “Company”) is a Delaware series limited liability company formed on April 11, 2024. The Company’s core business is the identification, acquisition, marketing and management of collectible automobiles and works of art, collectively referred to as “Collectible Assets” or the “Asset Class,” for the benefit of the investors. The Company is wholly owned and managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). The Manager is a technology and marketing company that operates the McQueen Platform (the “Platform”) and manages the assets owned by the Company in its role as the Manager of each Series. The Manager shall receive a Class X share in each Series granting it certain rights.

Each Series will own unique Collectible Assets (each an “Underlying Asset”) and the assets and liabilities of each Series will be separate in accordance with Delaware law. A purchaser of Class A shares (an “Investor”) in any Series acquires a proportional share of assets, liabilities, profits, and losses as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an Offering related to that particular Series is a single Underlying Asset.

Note – 2 Summary of significant accounting policies

Basis of accounting

The preparation of these consolidated financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and each Series as listed in Note 9, after eliminating inter-company balances and transactions, if any.

Underlying Assets

Underlying Assets are recorded at cost. The cost of the Underlying Assets includes the purchase price, associated taxes, deposits, and acquisition fee.

The Company treats Underlying Assets as collectible and therefore the Company will not depreciate or amortize the Underlying Assets going forward. The Underlying Assets are considered long-lived assets with indefinite lives and will be subject to an annual test for impairment. These Underlying Assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the fair value of the asset. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment losses were recognized during the period ended.

F-9

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the Period Ended June 30, 2025 (unaudited)

Management fee

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of the Underlying Asset, and to pay an expense allocation to the Manager, equal to 11% of the purchase price of the Underlying Asset (the “Acquisition Fee”). If the costs associated with the acquisition for the Series are greater than the fees payable to the Manager, then the Manager shall have the right to receive additional compensation in the form of Interests for paying such costs.

Administrative fee

The Manager has the right to receive administrative fee payable in Interests at a rate of 0.375% per quarter (the “Administrative Fee”). If the operating costs for the Series are greater than the fees payable to the Manager, then the Manager shall have the right to receive additional compensation in the form of Interests for paying such costs.

The Manager also has the right to receive a share of 20% of the profits upon the sale of the Underlying Assets, which is calculated by ensuring all the investors who have acquired interests, receive back 100% of their investment. Then of the remaining funds to distribute, the Manager shall receive 20%.

Income taxes

The Company has elected to be treated as a “C” Corporation under the Internal Revenue Code. Under this election, the Company is required to pay federal and state taxes.

Note – 3 Due to (from) related party

	Relationship	June 30, 2025	December 31, 2024

McQueen Labs Inc.	Manager	$(5)	$4
Mushman Collectibles and Investments LLC	Wholly owned subsidiary of Manager	1,015,000	-
		$1,014,995	$4

During the period ended June 30, 2025, the Company issued one Class X Share for each newly formed Series in exchange for $1 per share. The Class X Shares grant the Manager specific rights with respect to each Series, in accordance with the terms of the Operating Agreement.

Note – 4 Related party transactions

Transactions with related parties	Relationship	June 30, 2025	June 30, 2024

Capital Contributed by McQueen Labs Inc.	Manager	$1	$3
Promissory Note due to Mushman Collectibles and Investments LLC	Wholly owned subsidiary of Manager	1,015,000	-
		$1,015,001	$3

All promissory notes bear no interest. Apart from the transaction mentioned above, there were no related party transactions for the periods ended June 30, 2025 and 2024.

F-10

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the Period Ended June 30, 2025 (unaudited)

Note – 5 Members’ capital

Members’ capital for the Company and any Series consists of Class A shares, potentially a Class B Share and a Class X share:

Class A shares

The Class A shares of each Series being offered will represent in the aggregate 100% of the members’ capital accounts of each series and an 80% interest in the profits recognized upon any sale of the Underlying Assets of such Series, after deduction of all Administrative Fee and other expenses.

The authorized number of class A shares for each series is limited to the primary offering number plus any shares that may be issued to pay for Administrative Fee or other fees. All Class A shares do not provide the investors with any voting rights in the Series other than those detailed in the Company’s Operating Agreement. The Manager controls all other actions as stated in the Company’s Operating Agreement.

Class B shares

The Asset Sellers may receive a Class B Share in a Series if they maintain a certain percentage of ownership in the Underlying Asset by receiving Interests in the Series. The Class B Share grants certain custody and other rights to the Asset Sellers, as per the Operating Agreement.

Class X shares

Through the ownership of the Class X Share, all voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager. The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.

There was 1 member for class X shares and no member for Class A and B as of June 30, 2025.

Capital contribution	Class A	Class B	Class X	Total

Series 001	$-	$-	$1	$1
Series 002	-	-	1	1
Series 003	-	-	1	1
Series 004	-	-	1	1
Series 005	-	-	1	1
As of June 30, 2025	$-	$-	$5	$5

F-11

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the Period Ended June 30, 2025 (unaudited)

Note – 6 Contingencies and commitments

There were no material contingencies and commitments known as of the date of the balance sheet.

Note – 7 Commencement of operations

Since the Company was incorporated on April 11, 2024, the operational activities have not been commenced fully, and as a result, no revenue was generated during the period ended June 30, 2025 or 2024.

During the period, the Company initiated the process of launching Series 003 on the McQueen Platform. These Series were made live to attract investors for the acquisition of Underlying Assets. However, as of June 30, 2025, none of the offerings had been closed consequently, the Company remains in its pre-operational phase and expects to close offerings in future periods. During the period the Company also acquired a Collectible Asset in exchange for a Promissory Note for Series 005.

Note – 8 Subsequent events

The Company evaluated all events and transactions that have occurred since June 30, 2025, and through the date of the authorization of consolidated financial statements.

Subsequent to period end, Series 001 successfully completed a financing raising gross proceeds of $343,860 through the issuance of 343,860 Class A shares. The Company used the cash proceeds and issued an additional $306,000 Class A shares to acquire the 1986 Lamborghini Countach and to pay for certain costs. Series 001 subsequently sold the 1986 Lamborghini Countach for gross proceeds of $735,000 and is pending receipt of payment.

Note – 9 List of Series

Series	Legal Name	EIN
Series 001	McQueen Labs Series LLC - Series 001 - 1986 Lamborghini Countach	99-3132029
Series 002	McQueen Labs Series LLC - Series 002 - 1984 Ferrari 512	99-3225783
Series 003	McQueen Labs Series LLC - Series 003 - 2012 Lexus LFA	99-3181537
Series 004	McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam	99-5034567
Series 005	McQueen Labs Series LLC – Series 005 - Diablo 6.0 VT	33-3943841

F-12

Item 4. Exhibits

Exhibit
No.	Exhibit Description

2.1	Certificate of Formation filed with Delaware Secretary of State on April 11, 2024 (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed on June 11, 2024).

2.2	Operating Agreement (incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed on June 11, 2024).

2.3	Form of Series Designation (included in Exhibit 2.2, incorporated by reference to Exhibit 2.3 to the Company’s Form 1-A filed on June 11, 2024).

2.4	Certificate of Registered Series of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (incorporated by reference to Exhibit 2.4 to the Company’s Form 1-A filed on June 11, 2024).

2.5	Certificate of Registered Series of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 (incorporated by reference to Exhibit 2.5 to the Company’s Form 1-A filed on June 11, 2024).

2.6	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 003 2012 Lexus LFA (incorporated by reference to Exhibit 2.6 to the Company’s Form 1-A filed on June 11, 2024).

2.7	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (incorporated by reference to Appendix A to the Company’s Form 253G2 POS filed on October 24, 2024).

2.8	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 (incorporated by reference to Appendix A to the Company’s Form 253G2 POS filed on October 24, 2024).

2.9	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 003 2012 Lexus LFA (incorporated by reference to Appendix A to the Company’s Form 253G2 POS filed on October 24, 2024).

2.10	Certificate of Registered Series of McQueen Labs Series LLC - Series 004 – 2014 Mercedes Solarbeam (incorporated by reference to Exhibit 2.10 to the Company’s Form 1-A POS filed on December 12, 2024).

2.11	Certificate of Registered Series of McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT (incorporated by reference to Exhibit 2.11 to the Company’s Form 1-A POS filed on April 10, 2025).

4.1	Form of Subscription Agreement for Regulation A Offering (incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A/A filed on July 17, 2024).

6.1	Asset Purchase Agreement for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A filed on June 11, 2024). #

6.2	Asset Purchase Agreement for McQueen Labs Series LLC - Series 002 1984 Ferrari 512 (incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A filed on June 11, 2024). #

6.3	Asset Purchase Agreement for McQueen Labs Series LLC - Series 003 2012 Lexus LFA (incorporated by reference to Exhibit 6.3 to the Company’s Form 1-A filed on June 11, 2024). #

6.4	Amendment to Asset Purchase Agreement for McQueen Labs Series LLC - Series 003 2012 Lexus LFA and Series – 003 – 2012 Lexus LFA – Montana LLC (incorporated by reference to Exhibit 6.4 to the Company’s Form 1-A POS filed on December 12, 2024).

6.5	Asset Purchase Agreement for McQueen Labs Series LLC - Series004 – 2014 Mercedes Solarbeam and Series–004–2014 Mercedes Solarbeam – Montana LLC (incorporated by reference to Exhibit 6.5 to the Company’s Form 1-A POS filed on December 12, 2024).#

6.6	Form of Membership Interest Purchase Agreement (incorporated by reference to Exhibit 6.6 to the Company’s Form 1-A POS filed on April 10, 2025).#

6.7	Membership Interest Purchase Agreement for McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT – Diablo 6.0 VT GT – Montana LLC (incorporated by reference to Exhibit 6.7 to the Company’s Form 1-A POS filed on April 10, 2025).#

6.8	Asset Purchase Agreement for Art (incorporated by reference to Exhibit 6.4 to the Company’s Form 1-A/A filed on July 17, 2024).

6.9	Motor Vehicle Bill of Sale for McQueen Labs Series LLC - Series 001 – 1986 Lamborghini Countach (incorporated by reference to Exhibit 6.1 to the Company’s Form 1-U filed on September 25, 2025)

#Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McQueen Labs Series, LLC
Dated: September 26, 2025
	By:	McQueen Labs Inc., Manager

	By:	/s/ Curtis D. Hopkins
	Name:	Curtis D. Hopkins
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	Name	Title

Dated: September 26, 2025	/s/ Curtis D. Hopkins	Chief Executive Officer
	Curtis D. Hopkins	(Principal Executive Officer)

Dated: September 26, 2025	/s/ Jonathan Held	Chief Financial Officer
	Jonathan Held	(Principal Financial Officer and Principal Accounting Officer)

Dated: September 26, 2025	McQueen Labs Inc., Manager

	By:	/s/ Curtis D. Hopkins
	Name:	Curtis D. Hopkins
	Title:	Chief Executive Officer